UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 25	OMB APPROVAL OMB Number: 3235-0080 Expires: March 31, 2021 Estimated average burden hours per response 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37834

Ando Holdings Ltd.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Room 1107, 11/F, Lippo Sun Plaza, 28 Canton Road Tsim Sha Tsui, Kowloon, Hong Kong, 00000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $.001

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ]17 CFR 240.12d2-2(a)(1)

[  ]17 CFR 240.12d2-2(a)(2)

[  ]17 CFR 240.12d2-2(a)(3)

[  ]17 CFR 240.12d2-2(a)(4)

[  ]Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listinagnd/or withdraw registration on the Exchange.1

[X]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ando Holdings Limited (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notfiication to be signed on its behalf by the undersigned duly authorized person.

August 25, 2020	By: /s/ Lam Chi Kwong Leo	Chief Executive Officer
Date	Name	Title